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                             July 6, 2020

       Greg Abovsky
       Chief Financial Officer
       Yandex N.V.
       Schiphol Boulevard 165
       Schiphol P7 1118 BG, The Netherlands

                                                        Re: Yandex N.V.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed April 2, 2020
                                                            File No. 001-35173

       Dear Mr. Abovsky:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Operating and Financial Review and Prospects
       Results of Operations
       Revenues, page 67

   1. We note that on page 68 you disclose that Yandex.Taxi revenues in both 2019 and 2018 increased due to robust
growth in the number of rides. We also note that on page 40 you disclose the "total
number of rides grew 54% year-over-year." Besides "rides" please describe for us the
metrics you use to monitor and manage your ride-hailing business, such as measures to
assess the adoption of your platform and frequency of transactions in regions you operate.
Furthermore, if metrics such as "rides" are used by management to manage the business,
and promote an understanding of the company   s operating
                                                        performance, they
should be identified as key performance indicators and discussed pursuant to Item 5.A of
Form 20-F and Section III.B.1 of SEC Release No. 33-8350.
                                                        Please tell us your
consideration of disclosing metrics, or other key performance
 Greg Abovsky
Yandex N.V.
July 6, 2020
Page 2
         indicators used.
Revenues of Taxi business, page F-12

2. We note that you act as an agent for arrangements when you provide ride-hailing and delivery services to individual service users. Please clarify in your disclosure how you determined that you act as an agent in your ride-hailing and delivery arrangements to individual users and principal when you provide transportation services to corporate clients. In your disclosure, please consider addressing how you evaluated when a customer obtains control of the promised services, including if your drivers have the ability to accept, decline or ignore the service order placed by a service user through your platform.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameGreg Abovsky                                 Sincerely,
Comapany NameYandex N.V.
                                                               Division of
Corporation Finance
July 6, 2020 Page 2                                            Office of
Technology
FirstName LastName